111 West Monroe Street Chicago, IL 60603-4080 T 312.845.3000 F 312.701.2361 www.chapman.com

June 30, 2014

Securities and Exchange Commission

100 F Street NE

Washington D.C. 20549

Re: Smart Trust, Rising Interest Rates Hedge Trust, Series 3

(the “Fund”)
(CIK 1609391)

Ladies/Gentlemen:

Transmitted herewith on behalf of Hennion & Walsh, Inc. (the “Sponsor”), the depositor of the Fund, is the Registration Statement on Form S-6 for the registration under the Securities Act of 1933 of units representing the ownership of interests in the Fund.

The Fund is a unit investment trust which will invest in a portfolio of common stock of publicly traded companies, closed-end investment companies and shares of exchange-traded funds (“ETFs”). The ETFs will be structured as open-end management investment companies registered under the Investment Company Act of 1940 (the “Act”). The Registration Statement has been prepared in substantial conformity with materials submitted on behalf of Smart Trust, Rising Interest Rates Hedge Trust, Series 2, declared effective by the Commission on February 21, 2014 (File No. 333-193242). Such registration statement is a prior series of the Fund with a substantially similar registration statement.

We are requesting review of the Registration Statement because paragraph (b)(1) of Rule 487 under the Securities Act of 1933 requires that reliance upon the rule is conditioned upon the registrant not engaging in the business of investing in open-end funds. We are requesting review of the Registration Statement because the Fund is unable to rely on Rule 487 under the Securities Act of 1933 so that the Registration Statement would automatically become effective upon filing. The Fund may not rely on Rule 487 because paragraph (b)(1) of Rule 487 requires that reliance upon the rule is conditioned upon the registrant not engaging in the business of investing in open-end funds. Were it not for this provision in Rule 487, it would be our opinion that the Registration Statement would not contain disclosures which would render it ineligible to become effective pursuant to Rule 487. Accordingly we request limited review of the Registration Statement only to the extent necessary to comply with Rule 487(b)(1).

We have been advised that the Sponsor would like to activate the Fund and have the Registration Statement declared effective on August 19, 2014, or as soon as possible thereafter.

Inasmuch as the Fund is not yet operative, no filings have been required under any of the acts administered by the Commission. Therefore, for purposes of Securities Act Release No. 5196 there are no delinquencies to be reported or other references to be made to filings under the Securities Exchange Act of 1934.

No notification of registration or registration statement under the Investment Company Act of 1940 is currently being submitted to the Commission, as the filings under File No. 811-21429 for Smart Trust, Tax Free Bond Trust, et al. are intended to apply to this series of the Fund.

If you have any questions, please do not hesitate to contact the undersigned at (312) 845-3834.

Very truly yours,

Chapman and Cutler LLP

By	/s/ SCOTT R. ANDERSON
Scott R. Anderson

SRA/lew